Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and nine months ended September 30, 2020 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Registration Statement on Form F-1, as amended (Registration No. 333-248941) (the “Registration Statement”).

Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.

Overview

We are a late clinical-stage oncology-focused biotechnology company evolving into a commercial-stage company as we prepare for the launch of our lead product candidate, if approved. We are a pioneer in the development of highly potent and targeted antibody drug conjugates (“ADCs”) for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, loncastuximab tesirine (“Lonca” and previously known as ADCT-402), camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701. We retain exclusive worldwide development and commercialization rights to all of our product candidates other than Cami, for which we have a collaboration and license agreement with Genmab A/S. Our commercial organization has initiated pre-launch market activities and is leveraging our team’s deep industry experience to maximize the commercial potential of any approved products.

Our two lead product candidates, Lonca and Cami, have demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining tolerability profiles that we believe are manageable. We have evaluated Lonca in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) that showed a 48.3% overall response rate (“ORR”) and a 24.1% complete response rate (“CRR”) and a manageable tolerability profile, as of April 2020. On September 21, 2020, we submitted a biologics license application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Lonca for the treatment of relapsed or refractory DLBCL. We expect to receive a response from the FDA in November 2020.

In addition, we have initiated a confirmatory Phase 3 clinical trial of Lonca in combination with rituximab that, if successful, may serve as the basis for a supplemental BLA for Lonca for the treatment of second-line, transplant-ineligible DLBCL.

We are also conducting a Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and mantle cell lymphoma (“MCL”) that showed a 75.0% ORR and a 58.3% CRR with a manageable tolerability profile as of April 6, 2020 at the dose being used in the pivotal Phase 2 portion of the clinical trial. In July 2020, we dosed the first patient in the pivotal Phase 2 portion of this clinical trial. We also had an end-of-Phase 1 meeting with the FDA in the second quarter of 2020 to discuss a potential pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory follicular lymphoma (“FL”) that we expect to commence in the first half of 2021.

We have completed enrollment of a 133-patient Phase 1 clinical trial of Cami for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”) and non-Hodgkin lymphoma (“NHL”), including 77 patients with relapsed or refractory HL. In this Phase 1 clinical trial, Cami demonstrated significant clinical activity across a broad patient population and demonstrated a manageable tolerability profile. At the initial dose being used in our pivotal Phase 2 clinical trial, we observed an 86.5% ORR and a 48.6% CRR in heavily pre-treated patients with HL who had received a median of five prior lines of therapy including patients who were relapsed or refractory to any or all of brentuximab vedotin, checkpoint inhibitors and stem cell transplant and we also observed a 44.0% ORR and an 8.0% CRR in heavily pre-treated patients with relapsed or refractory T-cell lymphoma who had received a median of four prior lines of therapy.

In addition, we are evaluating Cami in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL. In July 2020, we announced that the FDA had lifted the partial clinical hold that was placed on this clinical trial, and we have resumed patient enrollment and have enrolled 56 patients as of September 30, 2020. We anticipate reporting top-line response rate data from our pivotal Phase 2 clinical trial of Cami for the treatment of HL in the first half of 2021, and believe that this clinical trial, if successful, will support a BLA submission.

We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. We also expanded our Phase 1b clinical trial to evaluate Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination. In October 2020, we dosed the first patient in this clinical trial.

Recent Developments

Follow-On Public Offering

On September 28, 2020, we completed a public offering on the New York Stock Exchange (“NYSE”) in which we issued and sold 6,000,000 common shares at $34.00 per share. The gross proceeds of the offering were $204.0 million before deducting underwriting discounts and commissions and offering expenses payable by us and net proceeds of $188.9 million after deducting underwriting discounts and commissions and offering expenses payable by us.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the economies of most countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position in 2020 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercialization preparations and other business operations. With respect to our clinical-stage product candidates:

•	Pivotal Phase 2 Clinical Trial of Lonca in Relapsed or Refractory DLBCL: This clinical trial has completed enrollment. Patients continue in follow-up, and data are being collected. On September 21, 2020, we submitted a BLA to the FDA for Lonca for the treatment of relapsed or refractory DLBCL. We have not experienced any material impact of the COVID-19 pandemic on this clinical trial.

•	Other Clinical Programs: We have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.

BLA Submission and Confirmatory Phase 3 Clinical Trial of Lonca in Combination with Rituximab in Relapsed or Refractory DLBCL

On September 21, 2020, we submitted a BLA to the FDA for Lonca for the treatment of relapsed or refractory DLBCL. In addition, we commenced a Phase 3 randomized confirmatory clinical trial of Lonca in combination with rituximab for the treatment of relapsed or refractory DLBCL. We believe that this clinical trial, if successful, will support a supplemental BLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients.

Dosed First Patient in Phase 1b Clinical Trial of Cami in Combination with Pembrolizumab in Solid Tumors

In October 2020, we dosed the first patient in our ongoing Phase 1b clinical trial of Cami in combination with pembrolizumab for the treatment of selected advanced solid tumors.

Executed amended collaboration and license agreement with Genmab A/S for Cami

On October 30, 2020, we announced that we amended our existing collaboration and license agreement with Genmab A/S (“Genmab”) for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales.

Results of Operations

Comparison of the Three Months Ended September 30, 2020 and 2019

The following table summarizes our results of operations for the three months ended September 30, 2020 and 2019:

	For the Three Months Ended September 30,
in KUSD	2020	2019	Change
Contract revenue	-	-	-

Operating expense
Research and development	(32,155)	(30,541)	(1,614)
General and administrative	(20,273)	(2,302)	(17,971)
Total operating expense	(52,428)	(32,843)	(19,585)
Loss from operations	(52,428)	(32,843)	(19,585)

Other income (expense)
Other income	145	1,433	(1,288)
Convertible loans, derivatives, change in fair value income (expense)	33,868	-	33,868
Financial income	163	729	(566)
Financial expense	(1,940)	(32)	(1,908)
Exchange differences	(139)	(360)	221

Total other income (expense)	32,097	1,770	30,327
Loss before taxes	(20,331)	(31,073)	10,742
Income tax benefit (expense)	3	(268)	271
Net loss	(20,328)	(31,341)	11,013

Notable items impacting the results of operations for the three months ended September 30 included:

	Three months ended September 30,
in KUSD	2020	2019	Change
Research and development - share-based compensation	2,654	161	2,493
General and administrative - share-based compensation	8,334	55	8,279
Convertible loans, derivatives, change in fair value (income) expense	(33,868)	-	(33,868)

Research and development expense

The following table summarizes our research and development expense for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	20,950	23,552	(2,602)
Employee expense [2]	11,205	6,989	4,216
R&D expense	32,155	30,541	1,614

[1] Includes depreciation expense
[2] Includes share-based compensation expense

Our research and development expense increased to $32.2 million for the three months ended September 30, 2020 from $30.5 million for the three months ended September 30, 2019, an increase of $1.6 million, or 5.3%. R&D expense increased as we continue to expand the potential market opportunities for Lonca in earlier lines of therapy and multiple indications, advance Cami to support the solid tumor program, and build our pipeline. As a result of these initiatives, employee expense has increased due to higher employee headcount, as well as increased share-based compensation expense of $2.5 million. External costs decreased primarily as a result of lower costs associated with chemistry manufacturing and controls (“CMC”) activities due to the timing for the manufacturing of pre-commercial product relating to Lonca as well as the completion of various developmental activities including drug substance and product qualification and stability testing prior to September 30, 2020.

The following table summarizes our research and development expense for our major development programs for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
in KUSD	2020	2019	Change
Lonca	16,117	10,562	5,555
Cami	9,067	10,307	(1,240)
ADCT-602	480	1,236	(756)
ADCT-601	766	1,945	(1,179)
Preclinical product candidates, research pipeline	4,381	5,798	(1,417)
Not allocated to specific programs	1,344	693	651
R&D expense	32,155	30,541	1,614

Research and development expense for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early research and development activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and, manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.

The increase in research and development expense related to Lonca was due to ongoing activities for the pivotal Phase 2 trial for the treatment of relapsed or refractory DLBCL, increased activities in support of the BLA submission, including CMC, and combination clinical trials.

The decrease in research and development expense related to Cami from 2019 was due to the variability in the timing of the manufacturing schedule in place to support ongoing clinical trial activity.

The decrease in research and development expense relating to ADCT-601 relates to the completion of the dose escalation stage of the Phase 1 clinical trial. We are preparing for the Phase 1b clinical trial.

The decrease in research and development expense related to preclinical product candidates and research pipeline was primarily due to the decline of CMC costs as a result of lower manufacturing activity associated with preclinical product candidates during the three months ended September 30, 2020 as compared to the same period in 2019. Also contributing to the decrease was the impact of COVID-19 and the temporary closing of our laboratories in the UK, which have since reopened but are not at full capacity.

General and administrative expense

The following table summarizes our general and administrative expense for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	7,248	1,048	6,200
Employee expense [2]	13,025	1,254	11,771
G&A expense	20,273	2,302	17,971

[1] Includes depreciation expense
[2] Includes share-based compensation expense

Our general and administrative expense increased to $20.3 million for the three months ended September 30, 2020 from $2.3 million for the three months ended September 30, 2019, an increase of $18.0 million, or 780.7%. General and administrative expense increased primarily due to higher employee expense associated with increased share-based compensation expense of $8.3 million. Employee expense increased as a result of additional headcount relating to the recruitment of commercial employees as we prepare for the anticipated launch of Lonca in 2021, which resulted in additional expense of $2.0 million. External costs increased primarily as a result of higher professional fees associated with our preparation for the commercial launch of Lonca in 2021 as well as costs associated with being a public company.

Other income and expense

The following table summarizes our other income and expense for the three months ended September 30, 2020 and 2019:

	For the Three Months Ended September 30,
in KUSD	2020	2019	Change
Other income	145	1,433	(1,288)
Convertible loans, derivatives, change in fair value income (expense)	33,868	-	33,868
Financial income	163	729	(566)
Financial expense	(1,940)	(32)	(1,908)
Exchange differences	(139)	(360)	221
Total other income (expense)	32,097	1,770	30,327

Other income

We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the three months ended September 30, 2020 and 2019, we recognized $0.1 million and $1.4 million in Other income, respectively. We recognized this income for the first time during the quarter ended September 30, 2019, which represented fiscal years 2016 through September 30, 2019.

Convertible loans, derivatives, increase in fair value

This income is explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with

Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), we have drawn down the first tranche of the convertible loans amounting to $65 million on May 19, 2020 and are obligated to draw down the second tranche amounting to $50 million upon the receipt of regulatory approval for Lonca. The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. The obligation arising from the second tranche is accounted for as a derivative and is also remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the Consolidated Statement of Operations. The significant decrease in the fair values in the period is due to the decrease in the price of our common shares since June 30, 2020.

Financial income

Our financial income decreased to $0.2 million for the three months ended September 30, 2020 from $0.7 million for the three months ended September 30, 2019. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.

Financial expense

Our financial expense increased to $1.9 million for the three months ended September 30, 2020 from nil for the three months ended September 30, 2019. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate, from May 19, 2020. This expense is explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.

Exchange differences

Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a loss of $0.1 million for the three months ended September 30, 2020, as compared to a loss of $0.4 million the three months ended September 30, 2019.

Income tax benefit (expense)

Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense. During the quarter ended September 30, 2020, we recorded an income tax benefit adjustment relating to fiscal year 2019 as a result of finalizing our 2019 income tax returns.

Comparison of the Nine Months Ended September 30, 2020 and 2019

The following table summarizes our results of operations for the nine months ended September 30, 2020 and 2019:

	For the Nine Months Ended September 30,
in KUSD	2020	2019	Change
Contract revenue	-	2,340	(2,340)

Operating expense
Research and development	(93,480)	(77,113)	(16,367)
General and administrative	(47,782)	(8,894)	(38,888)
Total operating expense	(141,262)	(86,007)	(55,255)
Loss from operations	(141,262)	(83,667)	(57,595)

Other income (expense)
Other income	423	1,433	(1,010)
Convertible loans, derivatives, change in fair value income (expense)	(45,393)	-	(45,393)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	-	(1,571)
Financial income	732	2,035	(1,303)
Financial expense	(2,879)	(105)	(2,774)
Exchange differences	(210)	(428)	218

Total other income (expense)	(48,898)	2,935	(51,833)
Loss before taxes	(190,160)	(80,732)	(109,428)
Income tax benefit (expense)	(201)	(467)	266
Net loss	(190,361)	(81,199)	(109,162)

Notable items impacting the results of operations for the nine months ended September 30 included:

	Nine months ended September 30,
in KUSD	2020	2019	Change
Research and development - share-based compensation	6,628	254	6,374
General and administrative - share-based compensation	20,884	102	20,782
Convertible loans, derivatives, change in fair value expense (income)	45,393	-	45,393
Convertible loans, first tranche, derivative, transaction costs	1,571	-	1,571

Contract revenue

Contract revenue decreased to nil for the nine months ended September 30, 2020 from $2.3 million for the nine months ended September 30, 2019, a decrease of $2.3 million, or 100.0%. The decrease was due to the discontinuance of the joint clinical development of MEDI3726 and the recognition during the nine months ended September 30, 2019 of the remaining non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) of $2.3 million that existed as of December 31, 2018.

Research and development expense

The following table summarizes our research and development expense for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	63,250	59,593	3,657
Employee expense [2]	30,230	17,520	12,710
R&D expense	93,480	77,113	16,367

[1] Includes depreciation expense
[2] Includes share-based compensation expense

Our research and development expense increased to $93.5 million for the nine months ended September 30, 2020 from $77.1 million for the nine months ended September 30, 2019, an increase of $16.4 million, or 21.2%. R&D expense increased as we continue to expand the potential market opportunities for Lonca in earlier lines of therapies and multiple indications, advance Cami to support BLA submission, and build our pipeline. As a result of these initiatives, employee expense has increased due to higher employee headcount, as well as share-based compensation expense of $6.4 million. External costs increased primarily due to the advancement of our clinical trials associated with our lead product candidates. The increase in external costs were partially offset by a decrease in CMC costs as a result of the completion of various developmental activities as described in the quarter to date discussion above.

The following table summarizes our research and development expense for our major development programs for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
in KUSD	2020	2019	Change
Lonca	43,870	29,382	14,488
Cami	28,722	24,187	4,535
ADCT-602	1,951	1,799	152
ADCT-601	3,166	4,882	(1,716)
Preclinical product candidates, research pipeline	12,360	14,975	(2,615)
Not allocated to specific programs	3,411	1,888	1,523
R&D expense	93,480	77,113	16,367

Research and development expense for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early research and development activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and, manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.

The increase in research and development expense related to Lonca was due to ongoing activities for the pivotal Phase 2 trial for the treatment of relapsed or refractory DLBCL, increased activities in support of the BLA submission, including CMC, and combination clinical trials.

The increase in research and development expense related to Cami was due to an increase in ongoing development activities, as well as the ramp-up related to the Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors.

The decrease in research and development expense relating to ADCT-601 relates to the completion of the dose escalation stage of the Phase 1 clinical trial. We are preparing for the Phase 1b clinical trial.

The decrease in research and development expense related to preclinical product candidates and research pipeline was due to a decrease in CMC costs as a result of lower manufacturing costs associated with preclinical product candidates during the nine months ended September 30, 2020 as compared to the same period in 2019. Also contributing to the decrease was the impact of COVID-19 and the temporary closing of our laboratories in the UK, which have since reopened but are not at full capacity.

General and administrative expense

The following table summarizes our general and administrative expense for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	15,649	5,110	10,539
Employee expense [2]	32,133	3,784	28,349
G&A expense	47,782	8,894	38,888

[1] Includes depreciation expense
[2] Includes share-based compensation expense

Our general and administrative expense increased to $47.8 million for the nine months ended September 30, 2020 from $8.9 million for the nine months ended September 30, 2019, an increase of $38.9 million, or 437.2%. General and administrative expense increased primarily due to higher employee expense associated with increased share-based compensation expense of $20.8 million. Employee expense increased as a result of additional headcount relating to the recruitment of commercial employees as we prepare for the anticipated launch of Lonca in 2021 which resulted in additional expense of $3.8 million. External costs increased primarily as a result of higher professional fees associated with our preparation for the commercial launch of Lonca in 2021 as well as costs associated with being a public company. These increases were partially offset by a decrease in office and travel expense as a result of our response to COVID-19, which included a work from home policy for our employees and restricted travel.

Employee expense for the nine months ended September 30, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the nine months ended September 30, 2020 was $7.5 million, which is included in the share-based compensation expense noted above. Share-based compensation expense under the 2019 Equity Incentive Plan was also recognized in the nine months ended September 30, 2020 and will continue to arise in the future.

Other income and expense

The following table summarizes our other income and expense for the nine months ended September 30, 2020 and 2019:

	For the Nine Months Ended September 30,
in KUSD	2020	2019	Change
Other income	423	1,433	(1,010)
Convertible loans, derivatives, change in fair value income (expense)	(45,393)	-	(45,393)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	-	(1,571)
Financial income	732	2,035	(1,303)
Financial expense	(2,879)	(105)	(2,774)
Exchange differences	(210)	(428)	218
Total other income (expense)	(48,898)	2,935	(51,832)

Other income

We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the nine months ended September 30, 2020 and 2019, we recognized $0.4 million and $1.4 million in Other income, respectively. We recognized this income for the first time during the quarter ended September 30, 2019, which represented fiscal years 2016 through September 30, 2019.

Convertible loans, derivatives, increase in fair value

This charge is explained in note 11 “Convertible loans” to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement with Deerfield we have drawn down the first tranche of the convertible loans amounting to $65 million on May 19, 2020 and are obligated to draw down the second tranche amounting to $50 million upon the receipt of regulatory approval for Lonca. The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. The obligation arising from the second tranche is accounted for as a derivative and is also remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the Consolidated Statement of Operations. The significant increase in the fair values in the period is due to the increase in the price of our common shares since our initial public offering.

Convertible loans, first tranche, derivative, transaction costs

As explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements, transaction costs incurred on the issuance of the first tranche of the convertible loans have been allocated pro rata to the embedded conversion option derivative and to the residual convertible loan. The costs allocated to the loan have been deducted from the initial book value of the loan and will therefore be recognized over the life of the loan as part of the effective interest cost (see “Financial Expense” below). The costs allocated to the embedded derivative of the first tranche have been recognized directly in the Unaudited Condensed Consolidated Interim Statement of Operations.

Financial income

Our financial income decreased to $0.7 million for the nine months ended September 30, 2020 from $2.0 million for the nine months ended September 30, 2019. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.

Financial expense

Our financial expense increased to $2.9 million for the nine months ended September 30, 2020 from $0.1 million for the nine months ended September 30, 2019. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate from May 19, 2020. This expense is explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.

Exchange differences

Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a loss of $0.2 million for the nine months ended September 30, 2020 as compared to a loss of $0.4 million the nine months ended September 30, 2019.

Income tax expense

Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense. During the three and nine months ended September 30, 2020, we recorded an income tax benefit adjustment relating to fiscal year 2019 as a result of finalizing our 2019 income tax returns.

Liquidity and Capital Resources

Since inception, we have incurred significant net losses. To date, we have not generated any product revenue and we have financed our operations through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations. As of September 30, 2020, we had cash and cash equivalents of $494.4 million.

In September 2020, we completed a follow-on offering on the NYSE in which we issued and sold an aggregate 6,000,000 common shares at $34.00 per share and net proceeds of $188.9 million, after deducting underwriting discounts and commissions and offering expenses payable by us, of which $2.7 million remained unpaid as of September 30, 2020. Such costs are anticipated to be paid during the fourth quarter of 2020.

In May 2020, we completed our initial public offering, in which we issued and sold an aggregate of 14,082,475 common shares, including those issued and sold pursuant to the exercise in full of the underwriters’ option to purchase additional common shares. We received net proceeds of $244.2 million from the IPO, after deducting underwriting discounts and commissions and offering expenses payable by us.

In addition, in May 2020, we received net proceeds of $61.3 million, after deducting fees and expenses payable by us, of the first disbursement of convertible loans to us in the amount of $65.0 million under the Facility Agreement. Pursuant to the Facility Agreement, Deerfield agreed to extend a subsequent disbursement of convertible loans to us in the amount of $50.0 million upon receipt of regulatory approval for Lonca and satisfaction of certain other conditions. If we have not received regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, expenses associated with commercial launch preparations, compensation and related expenses and other operating expenses, including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including our pivotal clinical trials, and BLA preparations for our lead product candidates, Lonca and Cami, and the development of our other product candidates and our research pipeline. In addition, as we prepare for the potential approval of Lonca, we expect to incur substantial expense for commercial launch preparations.

We plan to continue to fund our operating needs through the net proceeds of our initial public offering, follow-on offering, the Facility Agreement, additional equity financings and/or other forms of financing. We may also pursue strategic collaborations or licensing opportunities for clinical development and commercialization of our product candidates in various geographical markets. The sale of additional equity and the issuance of senior secured convertible notes under the Facility Agreement and the conversion of such notes into common shares would result in additional dilution to our shareholders.

Cash Flows

Comparison of the Nine Months Ended September 30, 2020 and 2019

The following table summarizes our cash flows for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
Net cash provided by (used in) in KUSD:	2020	2019	Change
Operating activities	(117,035)	(87,926)	(29,109)
Investing activities	(2,035)	(1,954)	(81)
Financing activities	497,837	100,641	397,196
Net change in cash and cash equivalents	378,767	10,761	368,006

Net cash used in operating activities

Net cash used in operating activities increased to $117.0 million for the nine months ended September 30, 2020 from $87.9 million for the nine months ended September 30, 2019, an increase of $29.1 million, or 33.1%. The increase was primarily due to increased cash expenditure in the period on research and development, general and administrative costs and preparing for the commercial launch of Lonca.

Net cash used in investing activities

Net cash used in investing activities remained flat at $2.0 million for both the nine months ended September 30, 2020 and 2019. During the nine months ended September 30, 2020, increased capital expenditures were partially offset by a reduction in the amount of purchased intangible assets.

Net cash provided by financing activities

Net cash provided by financing activities increased to $497.8 million for the nine months ended September 30, 2020 from $100.6 million for the nine months ended September 30, 2019, an increase of $397.2 million, or 394.7%. The increase was primarily due to the completion of our initial public offering, the receipt of the first tranche of the convertible loans under the Facility Agreement and the completion of our follow-on offering.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates, including confirmatory clinical trials following any conditional or accelerated approval that our product candidates may receive, and engage in commercial launch preparations. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. Our future capital requirements will depend on many factors, which are outlined in our Registration Statement and this discussion and analysis.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th.

Contractual Obligations and Other Commitments

As of September 30, 2020 and during the periods presented, we did not have, and we do not currently have, any contractual obligations and other commitments, other than those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Other Commitments” with the exception of the obligations arising under the Facility Agreement. Obligations arising under the Facility Agreement are comprised of $2.6 million in current liabilities and $107.0 million in non-current liabilities as of September 30, 2020.

Off-Balance Sheet Arrangements

As of September 30, 2020 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements, other than those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements.”

Quantitative and Qualitative Disclosures about Market Risk

During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” with the exception of a hypothetical 10% increase (decrease) in our share price as of September 30, 2020 would have increased (decreased) the derivative values associated with the first and second tranches by $5.9 million ($7.2 million) and $2.5 million ($1.8 million), respectively.

Critical Accounting Policies and Significant Judgments and Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates” with the exception of the accounting for the convertible loans as described in note 3, “Significant accounting policies” in the notes to our unaudited condensed consolidated interim financial statements.

Recent Accounting Pronouncements

See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements as well as the significant accounting policies and significant judgments and estimates from those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates”.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in the Registration Statement titled “Risk Factors.” These forward-looking statements include, among others:

•	the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials;

•	the timing of IND, BLA, sBLA, MAA and other regulatory submissions with the FDA, EMA or comparable regulatory authorities in other jurisdictions;

•	the proposed clinical development pathway for our lead product candidates, Lonca and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval of such product candidates by the FDA, EMA or comparable regulatory authorities in other jurisdictions;

•	assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•	our plan for the commercialization of Lonca and, subject to our collaboration and license agreement with Genmab, of Cami, if approved;

•	our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved, as well as the treatment landscape of the indications that we are targeting with our product candidates;

•	assumptions relating to the rate and degree of market acceptance of any approved product candidates;

•	the pricing and reimbursement of our product candidates;

•	our ability to identify and develop additional product candidates;

•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;

•	assumptions regarding the receipt of the disbursements under the Facility Agreement;

•	our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our product candidates, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

•	our expectations regarding the impact of the COVID-19 pandemic;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer.

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in the Registration Statement titled “Risk Factors” and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.